As filed on May 12, 1998
                                                                File No. 70-9007
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ----------------------------------

                            POST-EFFECTIVE AMENDMENT
                                      NO. 2
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     -----------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                     Cheyenne Light, Fuel and Power Company
                           New Century Services, Inc.
                             WestGas InterState Inc.
                              NC Enterprises, Inc.
                         New Century International, Inc.
                          and its subsidiary companies
                   e prime, inc. and its subsidiary companies
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
           Fuel Resources Development Co., a dissolved corporation
                              PSR Investments, Inc.
                           Green & Clear Lakes Company
                                1480 Welton, Inc.
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                       Southwestern Public Service Company
                                 Tyler at Sixth
                              Amarillo, Texas 79101

                Quixx Corporation and its subsidiary companies
                          Amarillo National's Plaza/Two
                           500 South Tyler, Suite 1100
                                  Lobby Box 254
                           Amarillo, Texas 79101-2442

         Utility Engineering Corporation and its subsidiary companies
                            Utility Engineering Plaza
                                 5601 I-40 West
                           Amarillo, Texas 79106-4605

                  (Names of companies filing this statement
                and addresses of principal executive offices)
                     ------------------------------------

                           New Century Energies, Inc.
                 (Name of top registered holding company parent)
                     ------------------------------------

                               Teresa S. Madden
                            Controller and Secretary
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                   (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:
--------------------------------------------------------------------------------

William M. Dudley, Esq.                    William T. Baker, Jr., Esq.
New Century Services, Inc.                 Reid & Priest
1225 Seventeenth Street                    40 West 57th Street
Denver, Colorado  80202-5534               New York, New York  10019-4097
--------------------------------------------------------------------------------

      New  Century  Energies,   Inc.  ("NCE")  hereby  amends  Post-Effective
Amendment No. 1 to its Application/Declaration on Form U-1, docketed in File No. 70-9007, as previously amended, as follows:

      1. By amending Item 1 (Description of the Proposed Transaction) by replacing Paragraph C with the following so as to add footnote 2 discussing the use of proceeds:

      C. Since the filing of the Form U-1 and the Commission's issuance of the Order, NCE has updated its projections of its future financing needs during the Authorization Period. See Financial Exhibits 2.5 and 2.6 (Confidential Treatment Requested). NCE accordingly now amends its Form U-1 to request authorization to increase the three authorization limits set out above to the following: $745 million for common stock issuances by NCE (exclusive of common stock issued for benefit plans and dividend reinvestment plans)2/ (see Item 1.E.1.a); $200 million for short-term debt issuances and sales with the retention of the $125 million increase in the event that PSCCC becomes a direct subsidiary of NCE (see Item 1.E.1.b); and $100 million for non-exempt guarantees and credit support arrangements among the subsidiaries of NCE (see Item 1.E.4.b). In this Post-Effective Amendment No. 1, NCE also wishes to amend its Form U-1 to clarify that NCE and its subsidiaries may use the proceeds from the various financings authorized in the Order (as proposed to be modified herein) to invest in "energy-related companies" within the meaning of Rule 58, subject to the limitations of Rule 58(a)(1).

      ----------------------------------
      2/ In File No.  70-9193,  NCE has requested that the Commission  authorize
         Public Service Company of Colorado ("PSCo") to sell its interest in New Century International, Inc. ("NCI") to NC Enterprises, Inc. ("NC Enterprises") in exchange for a note issued by NC Enterprises. Such sale will be at NCI's book value approximately $289.8 million as of December 31, 1997. The note will have a twenty-year maturity, although it may be prepaid with no prepayment penalty.

         As indicated in NCE's Application/Declaration in File No. 70-9193, NC Enterprises plans to prepay the note through a capital contribution to be made by NCE upon the anticipated sale of common stock in 1998 and 1999. NCE expects that upon the sale of common stock for which authorization is requested herein, it will to make the contemplated capital contribution to NC Enterprises to enable NC Enterprises to prepay the note to PSCo. As further indicated in NCE's Application/Declaration in File No. 70-9007, in the event that this plan to have NC Enterprises prepay the note changes, NCE commits to file a post-effective amendment in File No. 70-9193 to inform the Commission of its new payment plan.

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

      2. By replacing the fourth paragraph of Item 1, Paragraph D, with the following so as to correct the Rule 53(a)(1) ratio specified therein and to cross-reference File No. 70-9193:

            Rule 53(a) requires that the aggregate investment in EWGs and FUCOs not exceed 50% of the system's consolidated retained earnings. NCE's present investments in EWGs and FUCOs, pro forma to include the investment in Yorkshire Electricity Group plc and Independent Power Corporation plc ("IPC"), equals 50.9% of NCE's consolidated retained earnings at December 31, 1997. So long as NCE's aggregate investment in EWGs and FUCOs exceeds the above Rule 53 50% limitation, NCE will not make any additional investments in EWGs or FUCOs from the proceeds of securities (including any guarantees) issued by NCE, as authorized hereby, except as may be contemplated in the Form U-1 Application/Declaration in File No. 70-9193, or as may be otherwise authorized by the Commission.

      3. By amending Item 6.A. (Exhibits) by submitting Exhibit G-6 (Financial Calculations (previously submitted with Confidential Treatment Requested)) to correct Exhibit G-5.

      4. By submitting herewith Exhibit F-2 (Opinion of counsel).


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment No. 2 filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                    NEW CENTURY ENERGIES, INC.


                                       By:  /s/ Richard C. Kelly
                                    Name:   Richard C. Kelly
                                    Title:  Executive Vice President and
                                            Chief Financial Officer



Date:  May 12, 1998

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